UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 4, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: March 4, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 4, 2008.

Exhibit 1

Largest ever contract for Cyclone, an Elbit Systems subsidiary:

Elbit Systems’ Subsidiary, Cyclone, Will Supply Spirit
AeroSystems With Commercial Aircraft Parts Valued at $160 Million

Haifa, Israel, March 4, 2008 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that its subsidiary, Cyclone Aviation Products Ltd. (Cyclone), was awarded a contract by Spirit AeroSystems to supply doors for commercial aircraft. The contract, valued at approximately $160 million, is Cyclone's largest contract ever, with deliveries scheduled between 2009 and 2016.

Yoram Shmuely, Co-General Manager of Elbit Systems’ Airborne Division said: "The fact that we have been selected, again, by Spirit AeroSystems is a testament to the customer's satisfaction and constitutes an additional milestone in positioning Cyclone as a major supplier to leading aerospace companies worldwide."

Joseph Ackerman, President and CEO of Elbit Systems said: "This important contract win reflects the recognition and trust that Cyclone in particular, and Elbit Systems in general, has established among major global aviation companies. Elbit Systems sees the commercial aviation market as a significant growth engine since it interfaces with a broad spectrum of our activities. Therefore, in addition to the significance we attribute to this contract win for Cyclone, we also view it as an important step in substantiating Elbit Systems' leadership in the fast-growing area of advanced avionics systems applied in the commercial aviation industry."

About Cyclone Aviation Products and Servises Ltd.

Cyclone Aviation Products and Services Ltd., located in Karmiel, Israel, is a wholly-owned subsidiary of Elbit Systems Ltd. Cyclone’s core business is manufacturing and maintenance of aircraft structures as well as engineering, manufacture, repair and upgrade of aircraft, UAVs and helicopters. Cyclone manufactures both metal and composite structural assemblies for UAVs, military aircraft such as the F-15, F-16 and F-18, and commercial aircraft such as Boeing’s 737, 747, 767 and the new “Dreamliner” 787. Cyclone also operates the Israel Air Force’s (IAF) aviation schools with Grob G-120A (Snunit) aircraft and B-206 (Saifan) helicopters. Cyclone’s customer base includes the IAF, the U.S. Air Force, the U.S. Army and the U.S. Navy, as well as several major aviation companies, such as Boeing, Lockheed Martin, Sikorsky and Spirit AeroSystems.

About Elbit Systems Ltd.:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications	Ehud Helft / Kenny Green
Elbit Systems Ltd.	G.K. Investor Relations
Tel: +972-4-8316663	Tel: 1-646-201-0246
Fax: +972-4-8316944	Fax: + 972-3-6074711
E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	E-mail: info@gkir.com

This press release contains or may contain forward-looking statements, including statements regarding the future performance of our operations and our business strategies and commitments. For these statements and all other forward-looking statements, Elbit Systems Ltd. claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy or are otherwise beyond our control and some of which might not even be anticipated. Future events and actual results, affecting our strategic plan as well as our financial position, results of operations and cash flow, could differ materially from those described in or contemplated by the forward-looking statements. Important factors that contribute to such risks include, but are not limited to, governmental regulations and approvals, changes in governmental budgeting priorities, and general market, political and economic conditions in the countries in which the Elbit Systems Group operates or sells, including the United States.